VELA Funds

220 Market Street, Suite 208

New Albany, Ohio 43054

November 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: VELA Funds

File Nos. 333-239642 and 811-23585

Registration Statement on Form N-1A/Post-Effective Amendment

To Whom It May Concern:

On behalf of VELA Funds (the “Trust”), attached hereto for filing pursuant to Rule 485(a) is post-effective amendment No. 5 (under the Securities Act of 1933, as amended) and No. 7 (under the Investment Company Act of 1940, as amended) to the Trust’s registration statement on Form N-1A (“PEA 5”).

PEA 5 is being filed to include: (i) disclosure about intermediary sales load variations and discounts, and (ii) changes pertaining to the VELA Income Opportunities Fund’s non-fundamental investment policy. PEA 5 also includes changes previously disclosed to shareholders via supplement.

The SEC Staff is requested to address any comments on this filing to Mr. Peter Schwartz, Esq., Davis Graham & Stubbs LLP, Counsel for the Trust, at (303) 892-7381 and Peter.Schwartz@dgslaw.com.

Sincerely,

/s/ Jesse Hallee

Jesse Hallee

Secretary

VELA Funds

Enclosure

cc: Peter Schwartz, Esq., Davis Graham & Stubbs LLP